Exhibit 99.1
Scorpio Tankers Inc. Announces Commitments for New Loan Facilities

MONACO, May 01, 2018 (GLOBE NEWSWIRE) -- Scorpio Tankers Inc. (NYSE:STNG) ("Scorpio Tankers," or the "Company") today announced that, following from the announcement of new financing initiatives on April 25, 2018, the Company has received commitments from four leading European financial institutions for three separate loan facilities of up to $195.9 million in aggregate, which will raise $53.9 million of new liquidity in aggregate after the repayment of $142.0 million of existing secured debt. The Company expects to make announcements for further individual transactions in the coming weeks.

The Company has received a commitment from ABN AMRO Bank N.V. and Skandinaviska Enskilda Banken AB for a loan facility of up to $120.6 million. The loan facility will be used to finance up to 65% of the fair market value of one Handymax product tanker, one MR product tanker and three LR2 product tankers. The loan facility has a final maturity of five years from the first drawdown date, bears interest at LIBOR plus a margin of 2.60% per annum, and is subject to customary conditions precedent and the execution of definitive documentation.

The Company has also received a commitment to upsize its previously announced $132.5 million credit facility with ING Bank N.V. to $171.2 million. The upsized portion of the loan facility will be used to finance up to 65% of the fair market value of one Handymax product tanker and one MR product tanker. The upsized portion of the loan facility has a final maturity of June 2022, bears interest at LIBOR plus a margin of 2.40% per annum, and is subject to customary conditions precedent and the execution of definitive documentation.

Furthermore, the Company has also received a commitment from a leading European financial institution for a loan facility of up to $36.7 million. The loan facility will be used to finance two MR product tankers. The loan facility has a final maturity of June 2021, bears interest at LIBOR plus a margin of 2.50% per annum, and is subject to certain conditions precedent and the execution of definitive documentation.

About Scorpio Tankers Inc.

Scorpio Tankers is a provider of marine transportation of petroleum products worldwide. The Company currently owns or finance leases 109 product tankers (38 LR2 tankers, 12 LR1 tankers, 45 MR tankers and 14 Handymax tankers) with an average age of 2.7 years and time or bareboat charters-in 19 product tankers (two LR2 tankers, nine MR tankers and eight Handymax tankers).

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio Tankers desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could,” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the company’s control, there can be no assurance that Scorpio Tankers will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of our operations, risks relating to the integration of the operations of Navig8 Product Tankers Inc. (“NPTI”) and the possibility that the anticipated synergies and other benefits of the acquisition of NPTI will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the merger with NPTI and the related transactions, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio Tankers’ filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616